GenWell follow up `External` `Inbox ×` `Follow Up ×`

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(E) **Eris Hanson**  Mon, Dec 1, 12:55 PM (3 days ago) ☆

to ▨

Be, Joshua, & Immanuela,

Thank you for taking the time to meet today, we'd be thrilled to welcome you to participate in our mission to bring credible search & discovery to women's h

Follow up items:

1. Terms recap:
   1. SAFE ([read more here](#)) 20% discount/ $6M valuation early believer terms
   2. Investment request - $5k (unlocks our WeFunder SPV)
   3. Other investments committed - $27k

1. [GenWell Deck](#) - this is a live link so you'll continue to have the most recent version. Highlighting the link to the early [product demo](#) here as well.
2. Ongoing collaboration/support:
   1. Beta product testing + product/user experience feedback - we want to make this product as sticky and useful as possible, something we ca
      use, and want to use.
   2. Network introductions- angels, mentors, advisors (health, advertising, social commerce, data/AI)

Joshua- please send any questions here and we will send responses asap!

Cheers,
Eris

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Eris Hanson-Cooper